MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Majestic Silver Corp. (“First Majestic”) 1800 - 925 West Georgia Street Vancouer, British Columbia V6C 3L2

2.	Date of Material Change

May 10, 2018

3.	News Release

Press releases were disseminated through GlobeNewswire on May 10, 2018 and subsequently filed on SEDAR.

4.	Summary of Material Change

First Majestic has announced the completion of the plan of arrangement previously announced in the joint news release of First Majestic and Primero Mining Corp. (“Primero”) dated January 12, 2018.

In addition, First Majestic announced the termination of the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. (“WPM”) and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the newly acquired San Dimas Mine and the entering into of a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. As part of the termination of the previous silver purchase agreement, WPMI received 20,914,590 common shares of First Majestic.

First Majestic also announced the entering into of an amended and restated credit agreement (the “Amended Credit Agreement”) with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders (collectively, the “Lenders”), pursuant to which the Lenders agreed, among other things, to provide First Majestic with a US$75 million senior secured revolving term credit facility.

5.	Full Description of Material Change

Under the arrangement, First Majestic acquired all of the issued and outstanding common shares of Primero. Shareholders of Primero received 0.03325 First Majestic shares for each share of Primero held. With the transaction now complete, shares of Primero were delisted from the Toronto Stock Exchange effective at the close of market on May 11, 2018.

In addition, First Majestic announced the termination of the pre-existing silver purchase agreement with WPM and its subsidiary, WPMI, relating to the newly acquired San Dimas Mine and entered into the New Stream Agreement.

In connection with the arrangement, holders of Primero’s $75 million 2020 convertible debentures (the “Debentures”) previously approved an amendment to the terms of their governing indenture pursuant to which the Debentures will mature on the next business day following the effective date of the arrangement. As such, all Debentures matured and were repaid in full in accordance with the terms of the indenture on May 11, 2018.

Pursuant to the New Stream Agreement, WPMI will be entitled to receive 25% of the gold production and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments equal to the lesser of US$600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered to an offtaker under the agreement. As part of the termination of the previous silver purchase agreement, WPMI received 20,914,590 common shares of First Majestic.

First Majestic also entered into the Amended Credit Agreement, pursuant to which the Lenders have agreed, among other things, to provide First Majestic with a US$75 million senior secured revolving term credit facility (the “New Credit Facility”). First Majestic previously had an existing credit agreement with Scotia Bank and Investec, as lenders, which was entered into on February 8, 2016 in connection with a senior secured credit facility, consisting of a US$25 million revolving credit line and a US$35 million term loan (the “Existing Credit Facility”). The New Credit Facility will replace the Existing Credit Facility and the prior Credit Facility of Primero.

The New Credit Facility will mature on the third anniversary date of the Amended Credit Agreement, but can be prepaid in advance of such date. Interest will accrue at LIBOR plus an applicable range which is dependent on certain financial parameters of First Majestic.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:
Keith Neumeyer, President & Chief Executive Officer Telephone: (604) 688-3033 Facsimile: (604) 639-8873

9.	Date of Report.

May 17, 2018